UNITED STATES BANKRUPTCY COURT
                          SOUTHERN DISTRICT OF FLORIDA

IN RE:                                                 CASE NO. 96-10174-BKC-RAM
                                                       CHAPTER 11
SUNSHINE KEY ASSOCIATES
LIMITED PARTNERSHIP, a Florida
Limited Partnership

Tax ID 56-1573059

           Debtor.
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            ORDER CONFIRMING DEBTOR'S MODIFIED THIRD AMENDED PLAN OF
                                 REORGANIZATION

     The Debtor's Modified Third Amended Plan, Dated September 30, 1996, under Chapter 11 of the Bankruptcy Code filed by the Debtor, SUNSHINE KEY ASSOCIATES, LTD. PARTNERSHIP, having been transmitted to claimants; and it having been determined after hearing and notice:

     1. That the Debtor's Modified Third Amended Plan has been accepted in writing by the claimants whose acceptance is required by law; and

     2. That the provisions of Chapter 11 of the Code have been complied with; that the Plan has been proposed in good faith and not by any means forbidden by law; and

     3. That the Plan does not discriminate unfairly, and is fair and equitable, with respect to each class of claims that is impaired under the Plan, and has not accepted the Plan; and

     4. All payments made or promised by the Debtor or by a person issuing securities or acquiring property under the Plan, or by any other person for services or for costs and expenses in, or in connection with, the Plan and incident to the case, have been



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fully disclosed to the Court and are reasonable or, if to be fixed after confirmation of the Plan, will be subject to approval of the Court; and

     5. The identities, qualifications, and affiliations of persons who are to be directors or officers, or voting trustees, if any of the debtors after confirmation of the Plan, have been fully disclosed, and the appointment of such persons to such offices, or their continuance therein, is equitable and consistent with the interest of the claimants and interest holders and with public policy; and

     6. That the identity of any insider that will be employed or retained by the debtor and compensation to such insider has been fully disclosed; and

     7. Confirmation of the Plan is not likely to be followed by the liquidation, or the need for further financial reorganization, of the debtor;

     8. The Court shall retain jurisdiction as provided in the Plan until there is substantial consummation of the Plan. The Plan is modified if it calls for retention of jurisdiction beyond that point; and

     9. ROBERT C. FURR, ESQ., is named disbursing agent without additional compensation. Bond is waived. The disbursing agent is directed to make all first installment payments on the effective date of the Plan. The disbursing agent shall then file a report on or before the seventieth (70th) day after the entry of this Order upon the docket, which report shall reflect substantial



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cunsummation and the issuance of the Notes by Newco to Class 7 Creditors. The disbursing agent shall file a final report and Application for Final Decree within ninety (90) days after the entry of this Order on the docket.

     10. The Debtor shall pay the United States Trustee the appropriate sum required pursuant to 28 U.S.C. ss. 1930(a)(6) within ten (10) days of the entry of this Order for preconfirmation periods. The reorganized Debtor shall further pay the United States Trustee the fee required pursuant to 28 U.S.C. ss. 1930(a)(6) for post-confirmation periods within the time period set forth in 28 U.S.C. ss. 1930(a)(6) which the Debtor has agreed shall be based upon all post-confirmation disbursements made by the reorganized Debtor, until the earlier of the closing of the case by the issuance of a Final Decree by the Court, or upon the entry of an Order by this Court dismissing this case or converting this case to another Chapter under the United States Bankruptcy Code. Failure to timely file the Final Report of Estate and Motion for Final Decree Closing Case will result in the imposition of sanctions against the debtor's counsel, which may include the return of attorney's fees.

     11. The above-named Debtor is discharged from any debt that arose before the date of confirmation of the Plan and any debt of a kind specified in 11 U.S.C. ss. 502(g), (h), or (i) except as provided in the Plan or in this Order.

     IT IS ORDERED THAT:

     1. The Modified Third Amended Plan Of Reorganization, dated



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September 30, 1996 filed by the Debtor, SUNSHINE KEY ASSOCIATES, LTD.
PARTNERSHIP, and as further modified on the record, and by the terms of this Order, is confirmed.

     2. Class 4 of the Modified, Third Amended Plan of Reorganization consists of the alleged secured claim of Monroe County, for alleged violations of the County Code. By separate order, the Court has approved the Compromise of Controversy between the Debtor and Monroe County, whereby Monroe County is granted, among other things, a general unsecured claim in the amount of $20,000.00 to be treated in Class 7 of the Plan. Accordingly, Class 4 of the Plan, and the treatment accorded thereby, is hereby stricken.

     3. Paragraph 3.11, Class 7, of the Plan is hereby modified to provide that in the event that South Side of the Debtor's real property is sold, the allowed Class 7 Claims shall be paid, to the extent of net proceeds available to the Debtor after necessary closing costs and satisfaction of the secured claims.

     4. The Effective Date of the Plan shall be December 20, 1996. The Plan shall not become effective if the Debtor defaults in payment of the full $800,000.00 due WAMCO XXII Ltd. on the effective date, and in that event, WAMCO shall be immediately entitled to conduct its foreclosure sale. In the event of a default, the Debtor shall file an appropriate affidavit and an Order dismissing the case with prejudice for 180 days.

     DONE AND ORDERED in the Southern District of Florida this 29th day of October, 1996.



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                            /s/ Robert A. Mark
                           ---------------------------------
                           ROBERT A. MARK
                           UNITED STATES BANKRUPTCY JUDGE

COPIES FURNISHED TO:
Jordi Guso, Esq.
Furr and Cohen, P.A.
1499 W. Palmetto Pk. Rd. #412
Boca Raton, Florida 33486

Office of Asst. U.S. Trustee
51 S.W. 1 Avenue
Room 1204
Miami, Florida 33130